FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of September 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 7, 2010 in which Registrant announced that it is has been chosen to provide a SkyEdge II satellite network for Telefónica International Wholesale Services (TIWS), the wholesale organization within the Telefónica Group which is one of the largest telecommunications operators in Latin America.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated September 13, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Telefónica International Wholesale Services (TIWS) chooses Gilat to power broadband satellite communications network

--SkyEdge II to provide corporate VPN and Internet services throughout Brazil --

Petah Tikva, Israel, September 7, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that it is has been chosen to provide a SkyEdge II satellite network for Telefónica International Wholesale Services (TIWS), the wholesale organization within the Telefónica Group which is one of the largest telecommunications operators in Latin America.

TIWS provides global telecommunication services for fixed and mobile carriers, ISPs and content providers including Telecomunicações de São Paulo (Telesp). The SkyEdge II network will enable TIWS to deliver satellite broadband services including corporate VPN and Internet connectivity throughout Brazil.

“We have selected Gilat’s SkyEdge II VSAT platform as it is the most suitable system for our needs, combining high-performance, a broad feature set and excellent spectral efficiency.” said Mitsuo Shibata, General Manager, TIWS. “This new network enhances our service offering to customers with remote offices that require direct connectivity to the Internet, or to their own corporate networks.”

Russell Ribeiro, Gilat’s Regional Vice President, Latin America, said, "We are very excited about this partnership with TIWS, which is one of the leading operators in Brazil. This is another step in the long lasting relation that has existed between Gilat and Telefónica.”

-	In November 2009, Gilat announced that it was chosen by Telefónica del Peru for broadband satellite communications project covering more than 3,500 sites.
-	In 2009, Gilat was selected as the supplier of broadband satellite communications networks for several Telefónica Latinoamérica subsidiaries.
-	In 2007, Gilat announced that it will provide a satellite backhaul solution to Latin America’s largest Mobile Network Operator, Vivo, which is owned by Telefónica.
-	In 2006, Gilat deployed a SkyEdge VSAT network for Telesp, making it the first company to meet Brazil’s Universal Service Obligation.

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About TIWS
Telefónica International Wholesale Services is the organization within the Telefónica Group that provides global telecommunication services for fixed and mobile carriers, ISPs and content providers. Its integrated and competitive portfolio includes international voice, IP, capacity, satellite services, international services for corporations, mobility services and platform services. Its TIER 1 Backbone offers direct connectivity between Latin America the US and Europe through its extensive international fiber optic network including the SAm-1 submarine cable, and carries over 20 billion minutes of international voice yearly through its NGN network and its more than 300 direct routes with international carriers.

Telefónica International Wholesale Services is also responsible for delivering the IT and convergent solutions offered to multinational companies out of the Telefónica Group footprint, leveraging its extensive IP/MPLS network with POPs in 40 countries and local agreements with fixed and mobile carriers and integrators. Telefónica Wholesale's ambition is to be a leader in the wholesale telecommunications market. This ambition is reinforced by its presence in the main European and American markets, its extensive and competitive service portfolio and outsourcing solutions for international carriers.

TIWS is also providing satellite services to Telefónica Group companies in Spain and South America as well as other telecommunications operators around the world.

For more information, visit http://www.telefonica-wholesale.com/en/infoCorp.html.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com